Invest in Shark Wheel

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Shark Wheel reinvented the wheel. Literally. Scientifically proven advantages.

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SHARK WHEEL

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$355,194

of a $50,000-$442,000 goal from 418 investors

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$30M pre-money valuation

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The Shark Wheel was born from a scientific discovery made by Shark Wheel inventor, David Patrick. Once the wheel was found to have advantages compared to a traditional wheel, it was clear that a major business opportunity existed.

Gary Fleishman Chief Executive Officer @ Shark Wheel

Why you may want to invest in us...

1. Working with multiple industry-leading partners on multi-million dollar deals.
2. Scientifically proven advantages by San Diego State University in multiple categories.
3. Aired on Shark Tank, Discovery Channel, FedEx commercials, FOX, and much more.
4. Won two government grants for its farming wheel solution ($225k and $724k). Recently raised $534k from an equity crowdfunding campaign.
5. Millions in revenue. Primarily a licensing company at this stage, so not capital intensive.
6. Over 100 markets identified for Shark Wheel to enter into.
7. Recently expanded its offerings to Printing Tape, Frisbees and more. The shape keeps generating new products.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Gary Fleishman

Chief Executive Officer

Gary has management and business expertise in running companies for over 35 years. He has served as the Senior Vice-President & Regional Manager for the world's largest real estate company, Coldwell Banker. He is involved in all Shark Wheel dealings.



Zack Fleishman

Chief Operating Officer

A former ATP Tour pro player for 10 years. No stranger to hard work, sacrifice and success. He handles all day-to-day business duties, including patents, business development, licensing deals and much more.



David Patrick

Chief Technology Officer

David reinvented the wheel. Literally. David started two highly successful companies multi-million dollar companies from the ground up. Shark Wheel is David's third startup company that was born from his groundbreaking scientific discovery.

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Some of our investors

WE'VE RAISED $3,113,615 FROM 418+ INVESTORS SINCE OUR FOUNDING

Steven Jefferson

Hunting today, to eat tomorrow. Enjoy investing, the feeling of your earnings working feels good.

Brente R. Blosser

Former Police Officer

Frank Palazzolo

Many careers: hospital admin: medical educator: IT: strategic planning:: RE developer:wine maker: chemical engineer: Michigan grad

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In the news

DAILY BRUIN · OCBJ · POPSCI · FedEx · ERLY MAGAZINE · GIZMODO · GAZETTE REVIEW · heavy. · BUSTLE · abc7 · REGISTER · LA WEEKLY · Daily Mail · HUFFPOST TECH · INTERNATIONAL BUSINESS TIMES · the Atlantic

We Reinvented the Wheel. Literally.

Why reinvent the wheel? For 5,000 years the wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. The circular wheel was always considered the final design with no room for improvement.

Enter Shark Wheel inventor, David Patrick, who refused to accept the status quo. Not only did David create a shape that was drastically different, but he envisioned the shape possessing inherent advantages built into it. His search to improving the wheel was an uphill battle against industries that were not used to change. He needed to prove his idea was revolutionary.

I met David through my tennis coach who thought I could help him build a business around his invention. As a former professional tennis player on the ATP Tour for 10 years, I was no stranger to hard work, long hours, and relentless determination. I immediately saw the vast opportunity in joining forces with David to help bring the sine wave wheel to life. I imagined a skateboard company introducing a new wheel where the skater is safer going over debris and other rough terrain. I imagined a farmer whose tractor creates unwanted trenches in the field and being able to help that farmer save money and not dig a trench with our wheels. I imagined a wheelchair user having the freedom to go more places without rough terrain standing in their way.

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the traditional wheel. Having won multiple international competitions in the skateboarding industry, the Shark Wheel has proven to be a high-performance product.

The patented Shark Wheel is a perfect fit for transportation use including wheelchairs, strollers, wagons, farming equipment, military applications, ATV vehicles, shopping carts, tricycles, hand trucks, printers, toys, iv poles, casters, roller skates, luggage, forklifts, office chairs, wagons, vacuums, hospital beds, ambulance cots, other medical equipment and much more. Please see our **Shark Wheel Industrial Products** section below to learn more.

Shark Wheel Company Structure

Shark Wheel Inc is the parent company that holds patents. There is currently one subsidiary that operates underneath called Shark Wheel Skate LLC. All investors will take ownership in the parent company and be a part of every wheel market Shark Wheel ever enters into. Investors will own Shark Wheel Skate and any other subsidiaries that may be created in the future.

Currently, the most likely scenario is to sell pieces of the company. For example, Shark Wheel could sell the rights for its stroller application and receive a large cash sum. But, Shark Wheel would still own 99% of the other markets it wishes to pursue.

Conversion of Company to Delaware C-Corp

Shark Wheel converted to a Delaware C-Corp (from a California LLC) One of the biggest advantages of the conversion is that it allows Shark Wheel to take advantage of IRS Code 1202. The conversion started a 5 year clock (December 2023 completion) that allows Shark Wheel to sell the entire company and allows for profits to be tax free for all investors.
To understand IRS Code 1202 in more detail, please click here.

Shark Wheel's Valuation History

Shark Wheel has grown from*:

- *$10 million valuation in Q1, 2014

- *$15 million valuation in Q2, 2017

- *$25 million valuation in Q1, 2019

**Previous valuations were in association to previous offerings, and determined by the company.*

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Major Projects

#1 Material Handling - Pallet Jack/Forklift

Q1, 2020 Launch

This is Shark Wheel's largest deal that is imminent. Nearly 4 years of R&D, scientific testing, and customer acceptance testing has brought Shark Wheel to final contract negotiations. Five contracts have been offered to Shark Wheel in 2019. Negotiations are still ongoing. Although it is not certain as of the time of this writing, Shark Wheel anticipates signing a 5-year deal worth over $10 million before the end of the year. Shark Wheel improves longevity in this large replacement wheel industry in which many major companies change their pallet jack wheels *daily*.

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Investor Q&A

EXPAND ALL

What does your company do?

Shark Wheel sells the only non-circular wheel in the world. Shark Wheel is currently entering many different industries from roller skates to forklifts to farming.

Where will your company be in 5 years?

Shark Wheel hopes to be a household name selling wheels in no less than 20 different industries. It is not hard to imagine selling the company to Google, Goodyear or Michelin in 5 years.

Why did you choose this idea?

Why is it called the Shark Wheel?

What is the Shark Wheel's weakness?

Are you planning to sell the company, go public, or something else?

What are the advantages of a Shark Wheel?

When did the idea for Shark Wheel happen?

Financials

Shark Wheel has financial statements ending December 31 2018. Our cash in hand is $220,000, as of November 2019. Over the three months prior, revenues averaged $100,000/month, cost of goods sold has averaged $75,000/month, and operational expenses have averaged $55,000/month.

At a Glance

January 1 to December 31

$950,796 +26%
Revenue

-$759,938
Net Loss

$245,865 +20%
Short Term Debt

$125,000
Raised in 2018

$220,000
Cash on Hand
As of 11/14/19

INCOME | BALANCE | NARRATIVE

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:	Earnings per Share:	Revenue per Employee:	Cash to Assets:	Revenue to Receivables:	Debt Ratio:
-80%	48%	-164%	-$0.04	$237,699	53%	25,893%	53%

Shark Wheel Audit 2017 2018 Final.pdf

Risks

1 Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

2 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3 Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

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Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gary Fleishman	CEO @ Shark Wheel, Inc.	2012
David Patrick	CTO @ Shark Wheel, Inc.	2012
Zack Fleishman	COO and Secretary @ Shark Wheel, Inc.	2012

Officers

OFFICER	TITLE	JOINED
Zack Fleishman	COO	2012
Gary Fleishman	CEO	2012
David Patrick	CTO	2012
Zack Fleishman	COO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Patrick	3,365,514 Class A Common Stock	21.1%
Gary Fleishman	3,806,005 Class A Common Stock	23.9%
Zack Fleishman	3,273,696 Class A Common Stock	20.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$30,519	Priced Round
04/2019	$528,693	Priced Round
01/2018	$125,000	Priced Round
12/2017	$250,000	Priced Round
12/2017	$100,000	Priced Round
12/2017	$250,000	Priced Round
07/2017	$627,728	Priced Round
04/2014	$27,000	Priced Round
03/2016	$750,000	Convertible Note
11/2015	$50,000	Priced Round
02/2015	$50,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

David Michael Patrick, Officer, sold $50,000 worth of stock to the company (Shark Wheel LLC, now called Shark Wheel, Inc.) in a prior year. The transaction was a straight equity deal at previous valuation.

The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO). Gary loaned Shark Wheel $25,000 in 2017. Gary was paid back on this transaction in 2017 with the minimum interest accrued by law. The terms of the loan were as follows: Interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017. The note receivable balance was $0 and $25,812 as of December 31, 2017 and 2016, respectively.

Shark Wheel Skate, LLC (a subsidiary of Shark Wheel LLC, now called Shark Wheel, Inc.) has advanced funds to a company whose members are also members of Shark Wheel, LLC. The advance to related party balance was $28,469 and $23,240 as of December 31, 2017 and 2016, respectively. The managing members are common to both entities. The managing members are Gary Fleishman (current CEO), David Patrick (current CTO) and Zack Fleishman (current COO).

Name	Wootton
Amount Invested	$15,000
Transaction type	Priced Round
Issued	07/21/2014
Relationship	Sister and Brother in Law of Co-Owner

David Patrick sold personal shares to the sister and brother-in-law of another co-owner.

Name	Orr
Amount Invested	$75,000
Transaction type	Priced Round
Issued	07/21/2014
Relationship	Cousin of co-owner

David Patrick sold personal shares to the cousin of a co-owner.

Use of Funds

$50,000	Wefunder Platform Fees 7.5% Operations 92.5% Shark Wheel will use these minimal investment funds to continue daily business operations, including payroll, administration expenses, legal expenses, and other operating expenses.
$442,000	Wefunder Platform Fees 7.5% Research & Development 30.0% Shark Wheel will use funds to continue Research and Development for other industries. Although much of the development has been done, there are many wheels in the world and Shark Wheel plans to enter dozens and dozens of industries over time. Operations 25.0% Shark Wheel will use investment funds to continue daily business operations, including payroll, administration expenses, legal expenses, and other operating expenses. Inventory 25.0% Shark Wheel will use investment funds to place large purchase orders for skateboard products, roller skate products and other products that Shark Wheel will manufacture. Marketing 5.0%There is an education curve when entering new industries. Most industries would be licensing deals where Shark Wheel would not need a marketing budget. But, for the few industries the company enters on its own, a marketing budget is necessary. Working Capital 7.5% Shark Wheel will need to pay for tooling and other necessary purchases at is moves across industries.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class C Common Stock	1,000,000	387,834	No
Class B Common Stock	627,728	627,728	No
Class A Common Stock	19,372,272	15,934,352	Yes

The Funding Portal

Shark Wheel is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.